Exhibit 99.2

Offizielle Mitteilung

Nr.: wird von der SWX vergeben Titel:
Aktiennennwertreduktion von CHF 6 um CHF3 auf CHF 3 und Vernichtung von 1'303'500 Aktien
Valoren-Nr.: 581972
ISIN: CH0005819724

Anlasslich der Generalversammlung vom 26. Februar 2004 haben die Aktionare der Ciba Spezialitatenchemie Holding AG ("Gesellschaft") dem Antrag des Verwaltungsrats zugestimmt, wonach der Nennwert aller Namenaktien ("Aktien") der Gesellschaft von CHF 6 um CHF 3 auf CHF 3 herabgesetzt werden soll.

Von dieser Reduktion sind auch das genehmigte Kapital (4 Millionen Aktien a neu CHF 3) und die bedingten Kapitalien (4 Millionen Aktien a neu CHF 3 und 2 Millionen Aktien a dto. neu CHF 3 fur Mitarbeiterbeteiligungsprogramme) betroffen.

Ferner haben die Aktionare der Kapitalherabsetzung durch Vernichtung von 1'303'500 Aktien zugestimmt.

Als Resultat dieser beiden Aktienkapitalherabsetzungen betragt das Aktienkapital der Gesellschaft neu CHF 212'479'851 (70'826'617 Aktien a CHF
3). Die Eintragung der entsprechenden Statutenanderungen im Handelsregister des Kantons Basel-Stadt erfolgte am 7. Mai 2004.

Die Gesellschaft wird die Auszahlung von CHF 3 pro Aktie am 14. Mai 2004 vornehmen. An diesem Tag wird auch der Handel mit den Aktien a CHF 3 Nennwert aufgenommen, wobei sich Valor (581972) und Ticker (CIBN) gleich bleiben.

Datum: 13. Mai 2004
Bank/Firma: Ciba Spezialitatenchemie Holding AG
Person: Oliver Strub
Telefon: 061 636 7823


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[Translation]

Official Notice

Number: to be given by SWX
Subject: Share capital reduction from CHF 6 by CHF 3 to CHF 3 and cancellation of 1,303,500 shares
Security number: 581972
ISIN code: CH0005819724

At the Annual General Meeting on February 26, 2004, the Shareholders of Ciba Specialty Chemicals Holding Inc. (the "Company") have approved a proposal made by the Board of Directors to reduce the nominal value of each of the outstanding shares ("Shares") of the Company from CHF 6 by CHF 3 to CHF 3.

This reduction also has an impact on the authorized capital (4 million Shares with a new nominal value of CHF 3 each) and the conditional capitals (4 million Shares with a new nominal value of CHF 3 each and 2 million Shares with a new nominal value of CHF 3 each for employee share ownership schemes).

In addition, the shareholders approved the reduction of the Share capital by a cancellation of 1,303,500 Shares.

As a result of these two capital reductions the Share capital now amounts to CHF 212,479,851 (70,826,617 Shares with a nominal value of CHF 3 each). The inscription of the respective amendments to the Company's articles of association in the Commercial Register of the Canton of Basel-Stadt took place on May 7, 2004.

The Company will effect payment of CHF 3 per share on May 14, 2004. On the same day, the trading of the shares with a nominal value of CHF 3 will start, whereby security number (581972) and ticker (CIBN) will remain the same.

Dated: May 13, 2004
Bank/Company: Ciba Specialty Chemicals Holding Inc.
Contact: Oliver Strub
Telephone: 061 636 7823